____________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition year from _____ to _____

Commission File number: 1-13546

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

STMicroelectronics, Inc. 401(k) Savings Plan
c/o STMicroelectronics, Inc.
750 Canyon Drive
Suite 300
Coppell, Texas 75019

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STMicroelectronics N.V.
39, Chemin du Champ des Filles
1228 Plan-Les-Ouates
Geneva, Switzerland

____________________________________________________________________

STMicroelectronics, Inc. 401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Committee of the
STMicroelectronics, Inc. 401(k) Savings Plan
Coppell, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the STMicroelectronics, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2022, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for plan benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2003.
Dallas, Texas
June 21, 2023

STMicroelectronics, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2022	2021

Assets
Investments, at fair value:
Mutual funds	$351,573,501	$469,065,388
Money market fund	42,054,975	38,584,568
STMicroelectronics N.V. stock fund	13,431,131	18,078,829
Self-directed brokerage accounts	11,810,664	17,827,078
Common collective trust	5,999,674	-

Total investments	424,869,945	543,555,863

Notes receivable from participants	1,427,231	1,689,596

Net assets available for plan benefits	$426,297,176	$545,245,459

See accompanying notes to financial statements.

STMicroelectronics, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2022

Additions and Deductions
Investment income (loss):
Net (depreciation) in fair value of investments	$(118,750,545)
Interest and dividends	17,684,110

Total investment income (loss)	(101,066,435)

Interest on participant notes receivable	59,023

Contributions:
Participant contributions	11,279,810
Employer contributions	6,654,203

Total contributions	17,934,013

Deductions
Benefits paid to participants	(35,559,347)
Administrative expense, net	(315,537)

Total deductions	(35,874,884)

Net decrease in net assets available for plan benefits	(118,948,283)

Net assets available for plan benefits, beginning of year	545,245,459

Net assets available for plan benefits, end of year	$426,297,176

See accompanying notes to financial statements.

STMicroelectronics, Inc. 401(k) Savings Plan

Notes to Financial Statements
1.Plan Description

The following description of the STMicroelectronics, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Plan participants should refer to the summary plan description as well as the Plan document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) savings plan adopted on January 1, 1988 for the benefit of eligible employees of STMicroelectronics, Inc. (“STM/Company/Employer/Plan Administrator”). The Plan was established to provide for voluntary contributions by participants and automatic and matching contributions by the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Company is responsible for the administration and operation of the Plan. Fidelity Management Trust Company is the Plan’s trustee (“Trustee”) and is responsible for the custody and management of the Plan’s assets. Fidelity Investment Institutional Operations Company, Inc., an affiliate of the Trustee, serves as the Plan’s recordkeeper.

Eligibility

All employees of STM who are at least 18 years of age are eligible to participate in the Plan. Employees who are excluded from participating in the Plan are: (i) employees who are leased (as defined under code 414(n) of the Internal Revenue Code); (ii) an employee who is not a citizen of the United States, was transferred from employment with an affiliated company to employment with STM for temporary expatriate service in the United States and was not a participant in the superseded plan on December 31, 1995; (iii) an employee who is an intern or co-op participating in an intern or co-op program; (iv) an employee who is bound by a collective bargaining agreement; or (v) an employee who was not a participant in the superseded plan on December 31, 1995, and for whom contributions are being made to or benefits are being accrued under a foreign governmental pension plan or foreign social security system or under a pension plan maintained by an affiliated company primarily for the benefit of employees who are nonresident aliens with respect to the United States.

Contributions

Eligible employees may contribute up to 75% (or such lesser percentage as the President of STMicroelectronics, Inc. may specify from time to time), including catch-up contributions, of their compensation each pay period up to an annual before tax dollar limitation in accordance with guidance of the Internal Revenue Service. The Internal Revenue Service limitations were $20,500 with an additional $6,500 catch-up for employees 50 or older during the calendar year 2022. Employer contributions are made by STM each payroll period of 100% of the participant’s contribution up to 4% of participant’s eligible compensation. An additional contribution is made by STM of 1% to 3% of each participant’s eligible compensation, based on a participant’s length of service. Rollover contributions are also permitted from a participant’s personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, contributions by STM, and net earnings or losses of the Plan. Plan earnings or losses are allocated based on the number of shares in each participant’s account in each investment fund.

STMicroelectronics, Inc. 401(k) Savings Plan

Notes to Financial Statements
Vesting

Participants are immediately fully vested in both their contributions and STM contributions and the earnings thereon. Prior to December 31, 2000, participants vested 20% after one year of service and vested an additional 20% on each successive service anniversary date, becoming 100% vested after five years of service. Forfeitures under the Plan are generally used to reduce the amount of Employer contributions otherwise due to the Plan. The amounts of unallocated forfeitures at December 31, 2022 and 2021 was approximately $61,652 and 57,924, respectively.

Benefit Payments

Upon termination of employment, retirement or death, participants or beneficiaries may elect to receive benefit payments in the form of an annuity payable for the life of the participant, a single lump sum payment equal to the vested value of the participant’s account, or rollover all or part of the vested account balance into an IRA or another qualified plan, as defined in the Plan document.

In-service withdrawals of pre-tax contributions are only allowed in cases of proven hardship. After-tax and rollover contributions can be withdrawn at any time. In addition, under certain circumstances relating to plans from previous acquisitions, a participant who has attained 59½ years of age may at any time make a withdrawal of all or any portion of the amount credited to their prior plan elective deferral account.

At December 31, 2022 and 2021, there were no benefit claims which had been processed and approved for payment but not yet paid. Benefit payments are determined, paid and taxed to participants based upon the date the check is first processed.

Administrative Expense (Credit)

Participants pay for the administrative expenses of the Plan, except to the extent the Company chooses to pay such expenses. The expenses associated with operating the Plan, such as recordkeeping, trustee, audit and consulting fees, are charged on a pro rata basis to the participant accounts throughout the year. Loan fees and certain withdrawal transactions are paid by the applicable participant’s accounts. Revenue credits generated by the Plan for certain investment fund options are reallocated back to those Plan participants who invested in those fund options. Any revenue credits attributable to a participant who no longer has an account in the Plan will be used to reduce future Plan expenses.

Notes Receivable from Participants

The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant’s account up to $50,000. The repayment period for participant loans cannot exceed five years. At December 31, 2022, the loans bear interest in the range of 3.25% to 6.25%. The loans are collateralized by the borrower’s assignment of rights to their available account, as acknowledged by a promissory note.

Investment Options

Participants of the Plan may allocate contributions among various investment options. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. The maximum employee contribution to either the STMicroelectronics N.V. Stock Fund or the self-directed brokerage account is set at 25% of eligible contributions.

STMicroelectronics, Inc. 401(k) Savings Plan

Notes to Financial Statements

2.Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies, common collective trust funds, company stock and a self-directed brokerage account. The underlying investments held by the funds may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks and uncertainties, such as interest rate risk, market risk, credit risk, economic changes, political unrest, regulatory changes, foreign currency risk and overall market volatility risk, among others. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participant account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition

Investments are measured at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The Plan presents in the statements of changes in net assets available for plan benefits the net depreciation or net appreciation in fair value of investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation of those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at unpaid principal balance plus accrued but unpaid interest, which approximates fair value. Interest income on participant loans is recorded as earned. Delinquent notes are recorded as distributions based on the terms of the Plan document. The Plan does not record an allowance for loan losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Benefit Payments

For financial statement purposes, benefit payments are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized during the period in which the respective payroll deductions are made.

STMicroelectronics, Inc. 401(k) Savings Plan

Notes to Financial Statements
3.Concentrations of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund. The quality of investments held in the fund portfolio reflects the expertise of the fund managers.

4.Fair Value Measurement

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

a.Quoted prices for similar assets or liabilities in active markets
b.Quoted prices for identical assets or liabilities in inactive markets
c.Inputs other than quoted prices that are observable for the asset or liability
d.Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

STMicroelectronics, Inc. 401(k) Savings Plan

Notes to Financial Statements
The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

The fair market value of the fund is based on its calculated net asset value (NAV) at the close of business of the appropriate exchange, considering the value of the fund assets at that time. The values of the assets are generally based on market quotations or official closing prices. The fair market value of the funds is based on the fund’s NAV, which is the price to sell one share of the fund. The NAV is readily available on the appropriate exchange. Mutual funds are classified as Level 1.

Money Market Fund

The Plan holds an investment in the Fidelity Investments Money Market Government Portfolio. The NAV of the fund is valued at amortized cost, which approximates fair value. The amortized cost of an instrument is determined by valuing it at its original cost and thereafter amortizing any discount or premium from its face value at a constant rate until maturity. Securities held by a money market fund are generally high quality and liquid; however, they are reflected as Level 2 because the inputs used to determine fair value are not quoted prices in an active market. The fund normally invests assets in U.S. government securities and repurchase agreements for those securities. The fund was transferred from Level 1 to Level 2 in the fair value hierarchy table below as of December 31, 2022.

STMicroelectronics N.V. Stock Fund

The STMicroelectronics N.V. Stock Fund is comprised primarily of the stock of the parent company of STM, as well as short-term investments (interest-bearing cash) designed to allow for purchases and sales without the usual trade settlement period for individual stock transactions. The fair value of the fund is based on the per share price as quoted in an active market and weighted with the amount of cash held to settle daily transactions. The total fair value of the fund is classified as Level 1.

Self-directed Brokerage Account

The Brokeragelink account is a self-directed brokerage account that allows participants to invest in a wide variety of securities. Depending upon the nature of the investments, the fair value inputs could be classified as Level 1, Level 2, or Level 3. The majority of the investments in the Brokeragelink account were cash reserves, mutual funds, and publicly traded securities with quoted prices in active markets. As such, the value of the Brokeragelink account is classified as Level 1 in the fair value hierarchy.

Common Collective Trust Fund

The Plan holds an investment in the Columbia Trust Dividend Income Fund Institutional 300 which is a common collective trust (“CCT”). The CCT is valued at the NAV as provided by the administrator of the fund. The NAV is used as the practical expedient to estimate fair value. The NAV is based on the value of the underlying assets of the fund, less liabilities, and then divided by the number of units outstanding. Participants are allowed to redeem units of the CCT held by the Plan on a daily basis and there are no unfunded commitments. The fund seeks to maximize total return, consisting of current income and capital appreciation by primarily investing in U.S and Non-U.S. equity securities and cash.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

STMicroelectronics, Inc. 401(k) Savings Plan

Notes to Financial Statements

The following tables set forth by level within the fair value hierarchy, the Plan investments measured at fair value on a recurring basis:

	Investments at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Mutual funds	$351,573,501	$-	$-	$351,573,501
Money market fund	-	42,054,975	-	42,054,975
STMicroelectronics N.V. stock fund	13,431,131	-	-	13,431,131
Self-directed brokerage accounts	11,810,664	-	-	11,810,664
Total investments measured at fair value	376,815,296	42,054,975	-	418,870,271
Common Collective Trust Fund measured at net asset value*	-	-	-	5,999,674

Total investments	$376,815,296	$42,054,975	$-	$424,869,945

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual funds	$469,065,388	$-	$-	$469,065,388
Money market fund	38,584,568	-	-	38,584,568
STMicroelectronics N.V. stock fund	18,078,829	-	-	18,078,829
Self-directed brokerage accounts	17,827,078	-	-	17,827,078
Total investments measured at fair value	543,555,863	-	-	543,555,863
Common Collective Trust Fund measured at net asset value*	-	-	-	-

Total investments	$543,555,863	$-	$-	$543,555,863

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Plan Benefits.

STMicroelectronics, Inc. 401(k) Savings Plan

Notes to Financial Statements

5.Related Party and Party-In-Interest Transactions

Certain investments of the Plan consist of money market and mutual funds managed by the Trustee, Fidelity Management Trust Company. Certain advisory services are provided to the Plan by Strategic Advisors, Inc. an affiliate of the Trustee. These transactions are considered exempt party-in-interest transactions.

The Trustee and recordkeeper provides certain administrative services to the Plan pursuant to agreements with the Company. The Plan also issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as exempt party-in-interest transactions under ERISA. In addition, certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan. Substantially all other administrative and legal expenses are paid by the Company on behalf of the Plan.

In addition, the Plan investments include purchases and sales of stock in STMicroelectronics N.V., the parent company of STM. At December 31, 2022 and 2021, the Plan held 367,915 and 360,112 shares, respectively, of the parent company’s common stock, with a cost basis of $7,454,863 and $6,296,844, respectively.

6.Plan Termination

Although it has not expressed any intent to do so, STM has the right under the Plan to discontinue contributions and may elect to terminate the Plan at any time, subject to the provisions of the Plan document and ERISA. In the event of termination, partial termination, or discontinuance of the Plan, the Plan is required to pay any outstanding employer contributions due under the Plan and each participant shall be 100% vested in the Plan.

7.Tax Status

The Plan obtained its latest determination letter on April 20, 2018, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). Therefore, no provision for federal or state income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.Subsequent Events

The Plan’s Management has evaluated subsequent events through the date on which the financial statements were issued and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

Supplemental Schedule

STMicroelectronics, Inc. 401(k) Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

		EIN: 04-2495946
As of December 31, 2022		Plan Number: 001
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

Mutual Funds
*	Fidelity 500 Index Fund	Mutual Fund	**	$53,521,127
*	Fidelity Contrafund – Class K6	Mutual Fund	**	47,236,405
*	Fidelity Freedom 2030 Fund – Class K6	Mutual Fund	**	24,500,968
*	Fidelity Freedom 2035 Fund – Class K6	Mutual Fund	**	22,437,193
*	Fidelity Freedom 2025 Fund – Class K6	Mutual Fund	**	22,131,989
	Vanguard Growth Index Fund Institutional Shares	Mutual Fund	**	21,072,607
*	Fidelity Freedom 2040 Fund – Class K6	Mutual Fund	**	18,100,084
*	Fidelity U.S. Bond Index Fund	Mutual Fund	**	13,680,902
	Vanguard Value Index Fund Institutional Shares	Mutual Fund	**	12,959,314
	Vanguard Mid-Cap Index Fund Institutional Shares	Mutual Fund	**	12,331,458
*	Fidelity Puritan Fund - Class K6	Mutual Fund	**	9,296,105
	Harbor Capital Appreciation Fund Institutional Class	Mutual Fund	**	8,709,739
*	Fidelity Mid-Cap Stock Fund - Class K6	Mutual Fund	**	8,656,921
	PIMCO Total Return Fund Institutional Class	Mutual Fund	**	8,376,617
*	Fidelity Balanced Fund - Class K6	Mutual Fund	**	7,843,737
*	Fidelity Freedom 2045 Fund – Class K6	Mutual Fund	**	7,457,057
*	Fidelity Low-Priced Stock Fund - Class K6	Mutual Fund	**	7,211,047
*	Fidelity International Index Fund	Mutual Fund	**	5,925,697
*	Fidelity Freedom 2020 Fund – Class K6	Mutual Fund	**	5,536,047
	Cohen & Steers Institutional Realty Shares	Mutual Fund	**	4,505,878
*	Fidelity Emerging Markets Fund - Class K	Mutual Fund	**	4,423,627
	PIMCO Real Return Fund Institutional Class	Mutual Fund	**	4,375,462
*	Fidelity High Income Fund	Mutual Fund	**	4,110,439
*	Fidelity Freedom 2050 Fund – Class K6	Mutual Fund	**	4,030,005
*	Fidelity Freedom 2015 Fund – Class K6	Mutual Fund	**	2,983,875
	Vanguard Small-Cap Index Fund Admiral Shares	Mutual Fund	**	2,551,806
*	Fidelity Freedom 2055 Fund – Class K6	Mutual Fund	**	2,160,749
*	Fidelity Freedom Income Fund – Class K6	Mutual Fund	**	1,132,410
	MFS International Diversification Fund Class R6	Mutual Fund	**	979,960
*	Fidelity Freedom 2010 Fund – Class K6	Mutual Fund	**	941,755
	Allspring Special Small Cap Value Fund - Class R6	Mutual Fund	**	837,583
*	Fidelity Freedom 2060 Fund – Class K6	Mutual Fund	**	757,645
	Wasatch Core Growth Fund Institutional Class Shares	Mutual Fund	**	579,574
*	Fidelity Freedom 2065 Fund – Class K6	Mutual Fund	**	141,543
*	Fidelity Freedom 2005 Fund – Class K6	Mutual Fund	**	76,176

				351,573,501
*	Fidelity Investments Money Market Government Portfolio – Institutional Class	Money Market Fund	**	42,054,975
*	STMicroelectronics N.V. Stock Fund:
	STMicroelectronics N.V. Common Stock Shares	Common Stock	**	13,086,737
	Fidelity Investments Money Market Treasury Portfolio	Money Market Fund	**	344,394
*	Brokeragelink	Various	**	11,810,664
	Columbia Trust Dividend Income Fund Institutional Class 300	Common Collective Trust	**	5,999,674

	Total investments			$424,869,945
*	Notes receivable from participants	Interest rate at 3.25% to 6.25%, maturing between 1 and 5 years and collateralized by the participant's account balance	-	1,427,231

	Total			$426,297,176
* A party-in-interest as defined by ERISA.
** Cost is not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

STMicroelectronics, Inc.
401(k) Savings Plan

Date: June 21, 2023	By:	/s/ Christie Laurie
Christie Laurie
Vice President, Human Resources

Exhibit Index

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Accounting Firm